COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

December 17, 2018

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I Multi-Manager Total Return Bond Strategies Fund	Post-Effective Amendment No. 337 Registration Statement on Form N-1A File Nos. 2-99356 and 811-04367

Dear Mr. Cowan:

This letter responds to comments received in the form of comments on a copy of the above-referenced Post-Effective Amendment (the Filing) from the staff (Staff) of the Securities and Exchange Commission on December 6, 2018 for the Filing filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Multi-Manager Total Return Bond Strategies Fund (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Summary of the Fund

Fees and Expenses of the Fund

Comment 1:	Please add, if applicable, that shares of the Fund are available in other share classes that have different fees and expenses.

Response:	The Fund only offers Class A and Class Institutional shares, both of which are included in the same prospectus.

Comment 2:	At least five days prior to the effective date, please provide the completed Annual Fund Operating Expenses table for the Fund with the response letter.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Principal Investment Strategies

Comment 3:	In the Principal Investment Strategies section, please inform the staff if anything has changed regarding the types and amounts of mortgage-backed and other asset-backed securities (e.g., CLOs, CDOs, CMBS and RMBS (including the amounts in non-agency, non-investment grade tranches)) in which the fund may invest. We may have additional comments depending on the response.

Response:	There has been no change regarding the types and amounts of mortgage-backed and other asset-backed securities in which the Fund may invest as part of this filing.

Comment 4:	In the Principal Investment Strategies section, where it states, “Under normal market conditions, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in bonds and other debt securities, including debt securities issued by the U.S. Government, its agencies, instrumentalities or sponsored corporations, debt securities issued by corporations, mortgage- and other asset-backed securities, dollar-denominated securities issued by foreign governments, companies or other entities, bank loans and other obligations,” the term “other obligations” needs to be specified.

Response:	The following sentence will be added: Other obligations include any other security or instrument in which there is a requirement or obligation to repay money borrowed.

Comment 5:	In the Principal Investment Strategies section, it references that the Fund will invest in loans. Will the Fund invest in loans other than bank loans? If so, please specify.

Response:	The Fund does not currently expect to invest in loans other than bank loans to a material extent.

Comment 6:	In the Principal Investment Strategies section, it states that the Fund may invest in exchange-traded funds. Please confirm that the Acquired Fund Fees and Expenses is included in “Other Expenses” and is less than 0.01%.

Response:	So confirmed.

Performance Information

Comment 7:	In the Performance Information section, it states “The performance of one or more share classes shown in the table below begins before the indicated inception date for such share class.” Since the Fund only offers two share classes, please revise to state “The performance of Class Inst shares...”

Response:	After careful consideration of the existing disclosure, we believe the current disclosure adequately identifies any share classes whose performance shown in the table begins before the indicated inception date.

Comment 8:	In the Performance Information section, it states “The returns shown for each such share class include the returns of the Fund’s Class A shares (adjusted to reflect the higher class-related operating expenses of such share classes, where applicable) for periods prior to its inception date.” Since Class Inst shares do not have higher class-related operating expenses than Class A shares, please delete the parenthetical above.

Response:	This disclosure has been revised to address the Staff’s concern.

Comment 9:	In the Performance Information section, it states “Share classes with expenses that are higher than Class A shares will have performance that is lower than Class A shares.” Since Class Inst shares do not have higher class-related operating expenses than Class A shares, please delete.

Response:	After careful consideration of the existing disclosure, we have determined to leave the referenced disclosure as is.

More Information About the Fund

Principal Risks

Comment 10:	To the extent certain risk disclosure in the More Information About the Fund section is identical to the risk disclosure in the Summary of the Fund section, please revise in accordance with Item 9 and IM Guidance 2014-08.

Response:	The Registrant, after further re-evaluation of its Principal Risks sections, believes that such disclosure is consistent with Form N-1A and Staff guidance relating to the Summary of the Fund section.

Buying, Selling and Exchanging Shares

Selling Shares

Comment 11:	Under Satisfying Fund Redemption Requests in the section Buying, Selling and Exchanging Shares – Selling Shares section, please add “for all methods of payment” if true after “Except as noted below with respect to newly purchased shares, the Fund typically expects to send you payment for your shares within two business days after your trade date.”

Response:	This disclosure has been revised to address the Staff’s concern.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS:

SAI Cover

Comment 12:	Please see previously issued comments from the Staff as applicable.

Response:	To our knowledge the disclosure in this filing reflects consideration of such prior comments.

Comment 13:	Auditor’s consent is needed for each fund whose financials are incorporated by reference. Please include such consent or delete this statement as to other funds not amended by this registration statement.

Response:	Section 7(a) of the Securities Act provides that “[i]f any accountant . . . is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report . . . for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement.” Rule 439(a) under the Securities Act provides that “[i]f the Act or the rules and regulations of the Commission require the filing of a written consent to the use of any material in connection with the registration statement, such consent shall be filed as an exhibit to the registration statement even though the material is incorporated therein by reference.” The Columbia Funds’ practice with respect to auditor consents is consistent with these requirements. The Statement of Additional Information includes Funds that are filing a post-effective amendment to their registration statement pursuant to Rule 485 under the Securities Act (Updating Funds) as well as Funds that are not amending their registration statement (Other Funds). An auditor’s consent will be filed as an exhibit in the 485(b) submission of the registration statement for the Updating Funds (series) of the Registrant that are part of the 485(b) submission. Likewise, when the Other Funds filed a post-effective amendment to the registration statement pursuant to Rule 485, an auditor’s consent was filed as an exhibit. With respect to the Other Funds, the reference in the Statement of Additional Information to the auditor is not being made in connection with the registration statement because they are not filing an amendment to the registration statement – the Other Funds will be filing the Statement of Additional Information pursuant to Rule 497 under the Securities Act. Therefore, an additional filing of the auditor consent is not required and does not warrant any additional cost or burden to the Funds of securing and filing such consent in addition to the consent filed when they filed their post-effective amendment to the registration statement.

Fundamental and Non-Fundamental Investment Policies

Fundamental Policies

Comment 14:	Any prior comments reiterated to the extent they remain unresolved.

Response:	There are none to our knowledge.

Comment 15:	In the D. Concentration – D5 section, please change “The Fund will consider the concentration policies of any underlying funds” to “The Fund will consider the investments of any underlying funds. .. .” This explanation should apply to all funds.

Response:	While the Registrant is not aware of a published requirement to consider the concentration policies of underlying investment companies in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy, the Registrant appreciates the Staff’s position with respect to considering the investments of underlying funds when determining a Fund’s compliance with its concentration policies, and the Registrant will take this comment under further advisement and review the Columbia Funds policies and disclosure in this regard. Currently, to the extent that the Registrant determines that a Fund’s investments in an underlying fund expose the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement.

Comment 16:	In footnote (*) to the D. Concentration section, it states “To the extent that a Fund’s concentration policy requires the Fund to consider the concentration policies of any underlying funds in which it invests, the Fund will consider the portfolio positions at the time of purchase, which in the case of unaffiliated underlying funds is based on portfolio information made publicly available by them.” Please delete the qualification “To the extent that a Fund’s concentration policy requires the Fund to consider the concentration policies of any underlying funds in which it invests,” and revise to state that the funds will consider the portfolio positions of underlying funds in which it invests.

Response:	Please refer to our response to Comment 15 above.

Non-fundamental Policies

Comment 17:	In the Additional Information About Concentration section, it states “The Adaptive Retirement Funds have adopted a policy to not concentrate their investments in any particular industry or group of industries. However, because these Funds invest principally in underlying funds, they may indirectly concentrate in a particular industry or group of industries through investments in the underlying funds.” This should be revised. A fund may not indirectly concentrate in a particular industry or group of industries through investments in underlying funds. Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

Response:	Please refer to our response to Comment 15 above.

Comment 18:	In the Additional Information About Concentration section, it states “Multi-Manager International Equity Strategies Fund may indirectly concentrate in a particular industry or group of industries through investments in the underlying funds.” This should be revised. A fund may not indirectly concentrate in a particular industry or group of industries through investments in underlying funds. Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

Response:	Please refer to our response to Comment 15 above.

If you have any questions, please contact either me at (312) 634-9280 or Kayla Sylvia at (617) 385-9539.

Sincerely,

/s/ Megan E. Garcy
Megan E. Garcy
Assistant Secretary
Columbia Funds Series Trust I

Exhibit A

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class Inst
Management fees	0.46%	0.46%
Distribution and/or service (12b-1) fees	0.25%	0.00%
Other expenses	0.06%	0.06%

Total annual Fund operating expenses	0.77%	0.52%